Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 20, 2018

Christine Westbrook Division of Corporation Finance Office of Healthcare and INsurance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	8i Enterprises Acquisition Corp. Draft Registration Statement on Form S-1 Submitted October 1, 2018 CIK No. 0001753648

Dear Ms. Timmons-Pierce:

On behalf of our client, 8i Enterprises Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated October 30, 2018 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Christine Westbrook November 20, 2018 Page 2

Cover Page

1.	We note your disclosure that you cannot guarantee that your securities will be approved for listing on Nasdaq. Please tell us whether your offering is contingent upon obtaining Nasdaq listing approval and if it is not, please revise your cover page accordingly and add related disclosure under an appropriate heading in the Risk Factors section.

Response: The Company’s offering is contingent on receiving Nasdaq approval. If the Company is not approved for listing, the offering will not take place.

Prospectus Summary, page 2

2.	Please expand your summary to balance the discussion of your competitive advantages, strategy and investment criteria with a summary discussion of the risks and challenges you will fact in implementing your strategy, such as limitations on conversion rights, the lack of liquidity while you search for an acquisition candidate, the difficulty in identifying acquisition candidates that meet your investment criteria and your discretion in deviating from these criteria.

Response: The Company has revised the disclosure on pages 3 and 50 of the Amended S-1 in accordance with the Staff’s comments.

Background and Competitive Advantages, page 3

3.	Please balance your disclosure regarding management team’s backgrounds with information about their involvement with any companies that generated losses or failed to complete a business combination. Additionally, please tell us how your management team’s experience is distinguished among similar blank check companies or any company that may seek to merge or acquire assets in Asia such that it provides you with a competitive advantage compared to these companies. Alternatively, please revise your disclosure to remove references to your competitive advantage.

Response: The Company has removed the reference to “competitive advantage” as it relates to the experience of its management team, and revised the disclosure on pages 3 and 50 of the Amended S-1 to remove the implication that the backgrounds of the various members of management could be a competitive advantage.

4.	We note your reference to “cautious downside protection” and your belief that you will be able to acquire a business that will “achieve significant returns for investors.” It is inappropriate for you to imply that your ultimate target will provide downside protection to shareholders or provide investment. Please remove these statements and make corresponding revisions to the Business section.

Christine Westbrook November 20, 2018 Page 3

Response: The Company has revised the disclosure on pages 3 and 50 of the Amended S-1 in accordance with the Staff’s comments.

Investment Criteria, page 4

5.	Please expand your disclosure that there is no limit on the amount of ordinary shares that may be converted in connection with the consummation of a business combination except that you must maintain net tangible assets in the trust account of at least $5,000,001 to clarify that you may seek additional financing to complete a business combination, as referenced on page 27.

Response: The Company included disclosure about the possibility of redemptions and the need to seek additional financings under the new section titled “Competitive Weaknesses” that appears on pages 4 and 52 of the Amended S-1.

Emerging Growth Company Status and Other Information, page 6

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests..., page 31

7.	We note your disclosure that you have been advised by your British Virgin Islands counsel that there is doubt as to the enforceability in the British Virgin Islands in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated upon the U.S. federal or state securities laws. Please expand your disclosure to explain the reason for this uncertainty and to highlight the risk that shareholders may be unable to enforce judgments against you based on claims arising under U.S. federal securities laws. Please make similar revisions under the heading “Enforceability of Civil Liabilities” on page 37.

Christine Westbrook November 20, 2018 Page 4

Response: The disclosure on pages 33 and 39 of the Amended S-1 has been revised to clarify that British Virgin Islands law provides for enforcement of foreign judgments (i) for countries listed in the Reciprocal Enforcement of Judgements Act (in which the United States is not listed) and (ii) judgments based on a sum of money owed, if certain conditions were met. In addition, the disclosure has been revised to highlight the inability to enforce judgements obtained under federal securities laws.

Use of Proceeds, page 39

8.	Based on footnote (2) to the capitalization table on page 44, it appears that the repayment of due to related parties will occur simultaneously with the offering. Please revise the use of proceeds table to clearly disclose the repayment of the debt.

Response: As disclosed in footnote (1) to the Use of Proceeds Table, a portion of the offering expenses listed in the table have already been paid using the borrowed funds. Therefore, the amount required to repay the amounts due to related parties has already been accounted for in the table.

Dilution, page 43

9.	You disclose and use $9.09 as the offering price for in the computation of dilution. Please reconcile this amount to the public unit and private unit offering price of $10.00 per share. In this regard, disclose and discuss how you have determined the amount of the unit offering price that is allocated to the shares, warrants, and rights underlying each unit. Alternatively, please use the unit offering price of $10.00 in the computation as we note this is the offering price used throughout the filing in terms of price per share. Please revise or advise.

Response: The original unit offering price of $10.00 will be diluted to $9.09 if the Company effects a business combination because the outstanding rights will convert into the Company’s shares at the closing of the business combination and a rate of ten rights for each share. Please see the calculations below.

	Public Unit	Private Unit
Offering price	$10.00	$10.00
Minus: Dilution due to the rights underlying the public and private units	0.91 (1/1.1)	0.91 (1/1.1)
	$9.09	$9.09

Christine Westbrook November 20, 2018 Page 5

The offering price of $9.09 upon consummation of a business combination will be allocated for the public and private units as follows:

	Public	Private	Public	Private
Ordinary shares in the units offered	5,000,000		$8.26
Ordinary shares underlying the rights	500,000		$0.83
Ordinary shares in the private units		221,250		$8.26
Ordinary shares in the rights		22,125		$0.83

	5,500,000	243,375	$9.09	$9.09

Capitalization, page 44

10.	Footnote (3) to the table appears to refer to the shares as adjusted but appears to be incorrectly placed next to the actual shares within the table. In addition, it does not appear that the adjusted share amount includes the 221,250 private shares as indicated in the footnote. Please revise or advise.

Response: The Company corrected the placement of footnote (3) on page 45 of the Amended S-1 and revised the adjusted shares in the Capitalization Table from 1,250,000 to 1,471,250 shares..

Consolidated Financial Statements
Statement of Cash Flows, page F-6

11.	With regards to footnote (2) to the capitalization table on page 44, please tell us how the $162,598 related party loan is presented in the cash flow statement. It appears that a portion of the loan is disclosed as non-cash financing activities. Please explain why these activities are considered non-cash.

Response: The $162,598 related party loan was presented in the cash flow statement as follows:

	Total	Operating activities	Financing activities	Non-cash
Formation costs	$12,467	$12,467	$—	$—
Proceeds from related party	25,000		25,000
Payment of prepaid expenses	110,206			110,206
Payments of deferred offering costs	14,926			14,929
Total	$162,599	$12,467	$25,000	$125,135

Christine Westbrook November 20, 2018 Page 6

The total amount owed to the related party at July 31, 2018 was $162,598, a portion of which ($125,135) was treated as non-cash financing activities because such amount related to costs incurred for the audit and preparation of the Registration Statement and will be reclassed to equity upon closing of the offering to offset the gross proceeds of the offering in accordance to Staff Accounting Bulletin Topic 5A.

Notes to Consolidated Financial Statements
Note 1 – Organization and Business Operations, page F-7

12.	You disclose July 31 as your fiscal year end in Note 1. However, you also refer to December 31 as your fiscal year end on pages 47 and 60. Please reconcile your disclosures as appropriate.

Response: The disclosure on pages 48 and 61 of the Amended S-1 has been corrected to reflect that the Company’s fiscal year end is July 31.

Notes to Consolidated Financial Statements
Note 1 – Organization and Business Operations, page F-7

13.	We note from the disclosure on page 8 that not all the terms of your public warrants and private warrants are identical. For example, your private warrants are non-redeemable and will be permitted to be exercised for cash even if a registration statement covering the ordinary shares issuable is not effective. As such, please discuss your public warrants and private warrants separately in Note 8.

Response: The disclosure on page F-7 of the Amended S-1 has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner